UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date August 1, 2022	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

August 1st, 2022

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES AUTHORIZATION FROM THE FINANCIAL SUPERINTENDENCE OF COLOMBIA (SUPERINTENDENCIA FINANCIERA DE COLOMBIA) TO FORM NEQUI S.A. FINANCIAL COMPANY (COMPAÑÍA DE FINANCIAMIENTO)

Bancolombia S.A. announces that the Financial Superintendence of Colombia (Superintendencia Financiera de Colombia) through Resolution 0843 of July 6, 2022, later modified by the Resolution 0955 of July 27, 2022, authorized the establishment of Nequi S.A. Financial Company (Compañía de Financiamiento). The new company will continue to be 100% part of Grupo Bancolombia, but will operate as an independent entity from Bancolombia S.A. .

The authorization constitutes a preliminary step for Nequi´s business plan which was disclosed to the market on December 14. As part of the process, the next step will be obtaining the operating license that will enable Nequi to operate as a financing company.

Nequi customers can rest assured that the services, features and products of the Nequi app will not change with this authorization.

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta
Corporate VP	Financial VP
Tel.: (571) 4885675	Tel.: (571) 4885934